

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

15th April, 2005.



05007705

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th April 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 15th April 2005, providing a final trading update for the year ended 31st March 2005 in advance of its preliminary results announcement due on 24th May 2005; and,

(b) an announcement dated 15th April 2005, confirming that Wellington Management Company, LLP has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 14th April 2005, held 71,453,854 shares, being 9.05% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs

Ref: 82-373



News Release

FOR IMMEDIATE RELEASE

ER 05/17

15 April 2005

EMI AFFIRMS GUIDANCE FOR THE YEAR ENDED 31 MARCH 2005

EMI Group is today providing a final trading update for the year ended 31 March 2005 in advance of its preliminary results announcement due on 24 May 2005.

EMI Group expects to report results slightly ahead of previous guidance.

Specifically, the Group expects to report profit before tax, amortisation and exceptional items ("adjusted PBT") of approximately £141 million, above the previously indicated £138 million. The recorded music division, EMI Music, expects to report a constant currency sales decline of approximately 7.5%, against a previously indicated range of a decline of 8% to 9%.

Note: No further exceptional items are expected for the year ended 31 March 2005, other than those previously reported in the interim accounts. The figures above are unaudited and may therefore differ from the final numbers that will be reported.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/18

Company Announcements Office,
London Stock Exchange.

15th April, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax after close of business on 14th April 2005, that it has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 14th April 2005, had an interest in 71,453,854 shares, being 9.05% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



RECEIVED
2005 APR 29 A 11:29

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

22nd April, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th April 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 21st April 2005, in which the Company commented on the Standard & Poor's statement also dated 21st April 2005.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



News Release

FOR IMMEDIATE RELEASE

ER 05/19

21 April 2005

EMI Group comments on S&P rating

EMI Group notes S&P's statement of 21 April in which it rates EMI's debt at BB+. This is consistent with the sub investment grade rating held on the company by Moody's since March 2003. S&P has also moved the outlook on EMI up to stable. EMI confirms there will be no incremental interest cost impact from this rating adjustment.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959